Exhibit 99.1

BLADEX THIRD QUARTER 2015 NET INCOME TOTALED $33.6 MILLION (+66% QoQ; +26% YoY), OR $0.86 PER SHARE, REACHING YEAR-TO-DATE 2015 NET INCOME OF $82.7 MILLION (+17% YoY), OR $2.12 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, October 14, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter and nine months ended September 30, 2015.

Third Quarter and Nine Months 2015 Highlights

Reported results:

•	Bladex’s third quarter 2015 Net Income (1) totaled $33.6 million (+66% QoQ; +26% YoY), driven by increased Business Net Income (2) from the Bank’s core intermediation and fee generating activities (+30% QoQ and +12% YoY), and on gains from the participation in investment funds. Year-to-date 2015 Net Income totaled $82.7 million (+$11.9 million, or +17% YoY), on Business Net Income of $78.0 million (+7% YoY).
•	Net interest income totaled $37.0 million in 3Q15 (+7% QoQ; unchanged YoY), on increased lending yields (+10 bps QoQ), decreased cost of funds (-1 bp), and increased average loan portfolio balances (+1%). Year-to-date 2015 net interest income totaled $107.5 million (+$5 million, or +5% YoY).
•	Fees and other income amounted to $8.2 million in 3Q15 (+121% QoQ; +60% YoY) from loan structuring and syndication activities which included the closing of four mandated lead-arranger transactions, along with increased fees from the letters of credit and contingencies business. Year-to-date 2015 fees and other income reached $14.6 million (-1% YoY).

Key performance metrics:

•	The Bank’s annualized year-to-date ROAE (3) and Business ROAE (4) reached 11.7% and 11.1%, respectively, compared to 10.7% and 11.0% a year ago.
•	3Q15 NIS (5) and NIM (6) both improved 4 bps QoQ to 1.67% and 1.83%, respectively, on higher lending rates (+10 bps) and average loan portfolio balances (+1%), while average funding costs decreased 1 bp. Year-to-date 2015 NIS and NIM both decreased 3 bps YoY to 1.66% and 1.82%, respectively, as higher average loan portfolio balances (+5%) and improved funding costs (-5 bps) were offset by lower lending rates (-3 bps) and increased average low-yielding liquidity balances.

•	The Bank’s 3Q15 Efficiency Ratio and Business Efficiency Ratio (7) were 26% (-9 pts. QoQ; -4 pts. YoY) and 28% (-5 pts. QoQ; -2 pts. YoY), respectively, as operating revenues increased (+36% QoQ; +14% YoY) while operating expenses remained relatively flat (+1% QoQ, unchanged YoY). On a year-to-date basis Efficiency Ratio and Business Efficiency Ratio improved to 30% and 31%, respectively, versus 33% each in 9M14, as operating revenues grew 9% and operating expenses decreased 2%.

Credit Growth & Quality:

•	Average Commercial Portfolio balances for 3Q15 and 9M15 increased moderately to $7.1 billion (+1% QoQ; +3% YoY; and +4% YoY, respectively), while end-of-period Commercial Portfolio balances also stood at $7.1 billion (-4% QoQ; -1% YoY).
•	Credit quality remained stable, with non-accruing loans unchanged at $20.7 million, representing 0.31% of total loan portfolio balances as of September 30, 2015. The ratio of the allowance for credit losses to non-accruing loans was 4.5 times, and compared to the total Commercial Portfolio ending balances coverage amounted to 1.32% (+9 bps QoQ; +13 bps YoY).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M15	9M14	3Q15	2Q15	3Q14
Key Income Statement Highlights
Operating revenues	$127.7	$116.9	$49.2	$36.3	$43.2
Operating expenses	$38.4	$39.2	$12.8	$12.6	$12.8
Business Net Income (2)	$78.0	$73.0	$29.2	$22.5	$26.0
Non-Core Items (8)	$4.7	$(2.2)	$4.4	$(2.2)	$0.6
Net Income attributable to Bladex Stockholders (1)	$82.7	$70.8	$33.6	$20.2	$26.6
Profitability Ratios
Earnings per Share ("EPS") (9)	$2.12	$1.83	$0.86	$0.52	$0.69
Return on Average Equity (“ROAE”) (3)	11.7%	10.7%	13.9%	8.6%	11.7%
Business ROAE (4)	11.1%	11.0%	12.1%	9.6%	11.4%
Business Return on Average Assets	1.32%	1.31%	1.44%	1.16%	1.36%
Net Interest Margin ("NIM") (6)	1.82%	1.85%	1.83%	1.79%	1.93%
Net Interest Spread ("NIS") (5)	1.66%	1.69%	1.67%	1.63%	1.77%
Efficiency Ratio	30%	33%	26%	35%	30%
Business Efficiency Ratio (7)	31%	33%	28%	33%	30%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,124	$7,196	$7,124	$7,411	$7,196
Treasury Portfolio	$290	$402	$290	$349	$402
Total Assets	$7,993	$7,796	$7,993	$8,308	$7,796
Market capitalization	$902	$1,190	$902	$1,254	$1,190
Tier 1 Basel I Capital Ratio (10)	16.7%	14.7%	16.7%	15.4%	14.7%
Leverage (times) (11)	8.3	8.6	8.3	8.7	8.6
Liquid Assets / Total Assets (12)	10.9%	8.1%	10.9%	11.6%	8.1%
Non-accruing loans to total loans, net of discounts	0.31%	0.06%	0.31%	0.30%	0.06%
Allowance for credit losses to Commercial Portfolio	1.32%	1.19%	1.32%	1.23%	1.19%
Allowance for credit losses to non-accruing loan balances (times)	4.5	21.1	4.5	4.4	21.1

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter and Year-To-Date 2015 results: “The Bank´s third quarter 2015 results demonstrate the fact that despite increased headline risks in the Region and heightened volatility in global markets the real economy is still very much at work and business continues to get done. Credit demand remains robust and while margins are still not quite at the levels we would like them to be, we are seeing enough elements in place to expect continued revenues growth in the coming months.

The Bank´s portfolio quality remains sound, as market events such as the recent Brazil downgrade by a ratings agency had already largely been anticipated in our internal risk analyses. And while we strengthened specific reserves on account of periodic re-evaluations of non-performing exposures given the status of ongoing restructuring efforts, we saw no increase in non-accruing loans this quarter. The diversified nature of our business, spread across the entire region, and its focus on short-dated transactions allow us to manage our mix of risk exposures effectively, re-allocating origination efforts to seize growth potential within our risk appetite.

As expected, our fee income performance showed a notable improvement in the third quarter as several mandated transactions that had been worked on for many months were successfully brought over the finish line. We continue to see a strong pipeline of transactions and devote all our efforts to bring them to a successful conclusion, within the timelines set by our clients.

We also continue to devote resources and focus to other areas to support revenues growth and improved operating efficiency. Fee income from our traditional sources in our contingencies business extended their growth trend, and expenses remained well under control. As a result, our efficiency ratio continues to head in the right direction.

One should be very careful to avoid making overly confident statements, but we do believe that the market conditions we are facing these days do tend to play to Bladex’s fundamental strengths - profound knowledge of our Region and business capabilities, a strong network of clients and counterparties, focus on operational excellence, and a proactive, balanced approach to managing our risk exposures.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 13, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2015. The dividend will be paid on November 6, 2015, to stockholders registered as of October 26, 2015.

▪	Closing of new Asian syndicated loan: On September 2, 2015, the Bank announced the closing of a US$175 million three-year syndicated loan, which consisted of two tranches: a two-year extension of Bladex’s US$103 million syndicated loan previously arranged by Mizuho Bank Ltd. in 2013 and a US$72 million three-year tranche of funding provided by new lenders. This new syndicated facility reaffirms Bladex’s strong franchise in the Asian Markets and enhances the diversification of the Bank’s funding sources.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Business Net Income refers to net income or loss attributable to Bladex Stockholders, deducting non-core items.

(3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(4)	Business ROAE refers to annualized Business Net Income divided by average stockholders’ equity.

(5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(6)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(7)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(8)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(9)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(10)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2015, Bladex had disbursed accumulated credits of approximately $228 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 15, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 39442468.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com